Exhibit 1.3
CDC Corporation Appoints Additional Independent Directors —
Simon Wong and K.O. Chia Join Board of Directors
Hong Kong, August 26, 2005: CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net), a company focused on enterprise software, business services, mobile applications and internet media, today announced the appointments of Mr. Simon Wong and Mr. K.O. Chia as additional independent directors of the board of CDC Corporation. In addition to serving on the board, Mr. Wong will serve as a member of the Audit Committee and Mr. Chia will serve as a member of the Executive Committee. Mr. Wong and Mr. Chia’s appointment to the Board will be effective as of August 24, 2005 and September 1, 2005, respectively.
Mr. Wong is Director and Executive Vice President of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a US$820 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was Deputy Managing Director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and President of Cony Electronics Inc. in Chicago. Mr. Wong also serves on the boards of Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Limited and CASH Financial Services Group Limited.
Mr. Chia has more than 27 years experience in the technology sector ranging from US-Asia venture capital investing, built a start-up company and senior operational roles at leading multinational companies. Mr. Chia was Managing Director at Walden International, a global venture capital firm with over US$1.5 billion under management. Prior to Walden, Mr. Chia was Vice President, Asia-Pacific at Premisys Communications, Inc., a company formerly listed on Nasdaq which was a venture capital backed technology start-up. He spent 14 years in various management roles with Hewlett-Packard in Europe/Asia Pacific and Apple Computer Asia. Mr. Chia is currently a member of the Board of Directors of China.com Inc, a 81% owned subsidiary of the Company listed on the Growth Enterprise Market in Hong Kong.
Dr. Raymond Ch’ien, Executive Chairman and CEO, stated, “Both Simon and K.O. will bring valuable management experience and in-depth knowledge of the technology sector to the company. We are excited to have two such outstanding individuals join our board and provide strategic guidance to fuel long-term growth of the company.”
Mr. Wong and Mr. Chia will each serve until the next Annual General Meeting of Shareholders which is expected to be held in October 2005 at which point they will be nominated for a subsequent term.
- Ends -

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 2,000 employees with operations in 17 countries.
For more information about CDC Corporation, please visit the website http://www.cdccorporation.net
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of the appointments of Simon Wong and K.O. Chia to the board of directors. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
For further information, please contact:

Media Relations	Investor Relations
Anne Yu, VP Corporate Planning	Craig Celek, VP Investor Relations
Tel: (852) 2237 7020	Tel : 1 (212) 661 2160
Fax: (852) 2571 0410	Fax : 1 (646) 827 2421
e-mail: media@cdccorporation.net	e-mail : craig.celek@cdccorporation.net